EXHIBIT (a)(i)(xv)

[MMC Letterhead]

June 27, 2005

To MMC Optionholders Eligible for Stock Option Exchange:

The MMC Stock Option Exchange program will close soon, at 5:00 p.m. U.S. Eastern Time on Thursday, June 30, 2005. In order to participate in this limited time exchange program, your election must be received by that deadline.

The offer is voluntary. You may have decided not to participate, or you may not yet have had the opportunity to make your election. In either case, please be sure to read the materials you have received carefully. Should you wish to change your decision or want to make an election to participate, please follow the instructions in your materials, and fax required forms to 212-345-4767 by 5:00 p.m. U.S. Eastern Time on June 30, 2005.

If you have questions about the Stock Option Exchange program, you can contact MMC Global Compensation by phone at 212-345-3500 weekdays between 9:00 a.m. and 5:00 p.m. U.S. Eastern Time. You will be able to leave a voice message on this extension for calls after business hours.

Michael A. Petrullo
Senior Vice President & Chief Administrative Officer
Marsh & McLennan Companies, Inc.

The tender offer materials contain important information for optionholders, and should be read carefully by them prior to tendering. These written materials and other documents may be obtained free of charge from the Securities and Exchange Commission’s website at www.sec.gov.

Eligible MMC optionholders may obtain free of charge a written copy of the tender offer statement, when available, by contacting MMC Corporate Development at (212) 345-5475.